

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 28, 2015

<u>Via E-mail</u>
Mr. Abhijit Bhattacharya
Executive Vice President and Chief Financial Officer
Koninklijke Philips N.V.
Philips Center
Amstelplein 2
1096 BC Amsterdam
The Netherlands

      Re: Koninklijke Philips N.V.
             Form 20-F for the Fiscal Year Ended December 31, 2014
             Filed February 24, 2015
             File No. 001-05146-01

Dear Mr. Bhattacharya:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Martin James

                                 Martin James
                                 Senior Assistant Chief Accountant
                                 Office of Electronics and Machinery